Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189891

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 13 DATED OCTOBER 6, 2014
TO THE PROSPECTUS DATED MARCH 17, 2014
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated March 17, 2014, Supplement No. 10 dated August 15, 2014, which superseded and replaced all previous supplements to the prospectus, Supplement No. 11 dated September 3, 2014 and Supplement No. 12 dated September 30, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust V, Inc.;
(2)	a potential indirect change of control for our advisor, dealer manager and sponsor; and
(3)	recent real property investments and debt.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $2,975,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on March 17, 2014. We are offering up to 100,000,000 shares in our primary offering and up to 20,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. During the month of September 2014, we accepted investors’ subscriptions for, and issued, a total of approximately 1.7 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $43.6 million, consisting of approximately 1.7 million shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $43.4 million, and approximately 6,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $149,000. As of September 30, 2014, we had accepted investors’ subscriptions for, and issued, a total of approximately 4.5 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $111.5 million (including shares issued pursuant to our distribution reinvestment plan). As of September 30, 2014, approximately 115.5 million shares of our common stock remained available for sale in the offering for approximately $2.9 billion. We have special escrow provisions for residents of Pennsylvania which have not been satisfied as of September 30, 2014 and, therefore, we have not accepted subscriptions from residents of Pennsylvania.
We will offer shares of our common stock pursuant to the offering until March 17, 2016, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by March 17, 2016, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
PROSPECTUS UPDATES
Potential Indirect Change of Control for Our Advisor, Dealer Manager and Sponsor
The prospectus is hereby supplemented to include the following information regarding the ownership of our external advisor, dealer manager and sponsor. All applicable references in the prospectus are hereby supplemented and revised accordingly.
American Realty Capital Properties, Inc. (ARCP) entered into a definitive agreement (the RCAP Agreement), dated as of September 30, 2014, with RCS Capital Corporation (RCAP) pursuant to which RCAP will acquire Cole Capital®, our sponsor.  The acquisition would include our external advisor, Cole REIT Advisors V, LLC, and our dealer manager, Cole Capital Corporation. Despite the indirect change of control that would occur for our advisor, dealer manager and sponsor upon consummation of the transaction contemplated by the RCAP Agreement, such entities are expected to continue to serve in their respective capacities to us following the transaction.

Additionally, the parties entered into a strategic arrangement by which an indirect wholly-owned subsidiary of ARCP will act as sub-advisor (the Sub-advisor) to the non-traded real estate investment trusts sponsored by Cole Capital® (the Managed Funds), including us, and acquire and property manage real estate assets for the Managed Funds. As set forth in the RCAP Agreement, the Sub-advisor and RCAP (by way of its ownership of the Company’s advisor) will equally share the acquisition and advisory fees and expenses currently provided pursuant to our advisory agreement. In addition, the Sub-advisor will receive a portion of any disposition and incentive fees that may later become due to RCAP for advising us. The Sub-advisor will also receive all acquisition fees and expenses for property acquisitions under any purchase and sale agreement or letter of intent executed on or prior to September 30, 2014. All fees and expenses payable to RCAP or the Sub-advisor under the sub-advisory arrangement will be limited to the total amounts payable to our advisor under the advisory agreement, which will not change as a result of this arrangement. The completion of the transaction contemplated by the RCAP Agreement is subject to various closing conditions.
Recent Real Property Investments and Debt
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” on page 15 of the prospectus, as supplemented to date.
Description of Real Estate Investments
As of September 30, 2014, we, through separate wholly-owned limited liability companies of ours and our operating partnership, owned 47 properties, located in 18 states, consisting of approximately 714,000 gross rentable square feet of commercial space. We acquired 17 properties between September 27, 2014 and September 30, 2014, which are listed below.

Property Description	Tenant Industry	Number of Tenants	Tenant	Rentable Square Feet	Purchase Price
Dollar General — Huntington, WV	Discount Store	1	Dolgencorp, LLC	9,100	$1,418,208
United Oil Portfolio — Various (1)	Gas and Convenience	1	Arpo, LLC	18,457	52,677,165
Burger King — Yukon, OK	Restaurant	1	O&M Restaurant Group LLC	3,252	1,216,957
Winn-Dixie — Amite, LA	Grocery	1	Winn-Dixie Louisiana, Inc.	47,524	3,102,438
Raising Cane’s — Murphy, TX	Restaurant	1	Raising Cane’s Restaurants LLC	2,807	2,896,000
				81,140	$61,310,768

(1)
The United Oil Portfolio consists of 14 single-tenant commercial properties located in California, which are subject to a master lease agreement. As of September 30, 2014, we have acquired 13 of the properties in the portfolio, which are shown in the table above. We expect to acquire the remaining property on or prior to October 31, 2014.

The following information supplements and should be read in conjunction with the section captioned “Investment Objectives and Policies — Real Property Investments” that immediately follows the section of our prospectus captioned “Investment Objectives and Policies — Change in Investment Policies” on page 122 of the prospectus, as supplemented to date.
Real Property Investments
As of September 30, 2014, we, through separate wholly-owned limited liability companies of ours and our operating partnership, owned 47 properties, located in 18 states, consisting of approximately 714,000 gross rentable square feet of commercial space. The 17 properties we acquired between September 27, 2014 and September 30, 2014 were acquired through the use of proceeds from our initial public offering of common stock and borrowings from the our revolving credit facility and related-party line of credit.

Property Description	Date Acquired	Year Built	Purchase Price (1)	Fees and Expenses Paid to Sponsor (2)	Initial Yield (3)	Average Yield (4)	Physical Occupancy
Dollar General — Huntington, WV	September 29, 2014	2014	$1,418,208	$35,455	7.20%	7.27%	100%
United Oil Portfolio — Various (5)	September 30, 2014	Various	52,677,165	1,316,929	6.35%	7.09%	100%
Burger King — Yukon, OK	September 30, 2014	2000	1,216,957	30,424	7.45%	8.06%	100%
Winn-Dixie — Amite, LA	September 30, 2014	1994	3,102,438	77,561	8.00%	8.00%	100%
Raising Cane’s — Murphy, TX	September 30, 2014	2014	2,896,000	72,400	7.15%	7.46%	100%
			$61,310,768	$1,532,769

(1)	Purchase price does not include acquisition related expenses.

(2)
Fees and expenses paid to sponsor are payments made to an affiliate of our advisor for acquisition fees and expenses in connection with the property acquisition. For more detailed information on fees and expenses paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 89 of the prospectus.

(3)
Initial yield is calculated as the effective annualized rental income, adjusted for rent concessions or abatements, if any, for the in-place lease at the property divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred in the first year of ownership, if any, and exclusive of acquisition fees paid to our advisor or its affiliates and acquisition costs. In general, we intend for our properties to be subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties will be subject to triple net leases. Accordingly, our management believes that effective annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(4)
Average yield is calculated as the average annual rental income, adjusted for rent concessions or abatements, if any, for the in-place lease, over the non-cancelable lease term at the property divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred over the non-cancelable lease term, if any, and exclusive of acquisition fees paid to our advisor or its affiliates and acquisition costs. In general, we intend for our properties to be subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties will be subject to triple net leases. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

(5)
The United Oil Portfolio consists of 14 single-tenant commercial properties located in California, which are subject to a master lease agreement. As of September 30, 2014, we have acquired 13 of the properties in the portfolio, which are shown in the table above. We expect to acquire the remaining property on or prior to October 31, 2014.

The following table sets forth the principal provisions of the lease terms for the tenants at the properties listed above:

Property Description	Major Tenants	Total Square Feet Leased	% of Total Rentable Square Feet	Renewal Options (1)	Effective Annual Base Rent (2)		Effective Annual Base Rent per Square Foot (2)	Lease Term (3)
Dollar General — Huntington, WV	Dolgencorp, LLC	9,100	100%	5/5 yr.	$102,111		$11.22	9/29/2014	–	8/31/2024
					$105,174		$11.56	9/1/2024	–	8/31/2029
United Oil Portfolio — Various	Arpo, LLC	18,457	100%	3/5 yr.	$3,345,000	(4)	$181.23	9/30/2014	–	6/29/2034
Burger King — Yukon, OK	O&M Restaurant Group LLC	3,252	100%	4/5 yr.	$90,663	(5)	$27.88	10/1/2014	–	9/30/2034
Winn-Dixie — Amite, LA	Winn-Dixie Louisiana, Inc.	47,524	100%	5/5 yr.	$248,195		$5.22	9/30/2014	–	8/31/2024
Raising Cane’s — Murphy, TX	Raising Cane’s Restaurants, LLC	2,807	100%	5/5 yr.	$207,096	(6)	$73.78	9/30/2014	–	7/31/2029

(1)	Represents the number of renewal options and the term of each option.

(2)	Effective annual base rent and effective annual base rent per square foot include adjustments for rent concessions or abatements, if any.

(3)
Represents the lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancelable lease term, assuming no renewals are exercised. In general, we intend for our properties to be subject to long-term triple or double net leases that require the tenants to pay substantially all operating expenses in addition to base rent.

(4)
The annual base rent under the master lease increases annually by 1.5% of the then-current annual base rent for the first five years of the lease term and then the annual base rent under the master lease increases every five years by 7.5% of the then-current annual base rent. The annual base rent excludes the amount of annual base rent related to the one property that has not been acquired yet.

(5)	The annual base rent under the lease increases every five years by 5% of the then-current annual base rent.

(6)	The annual base rent under the lease increases every five years by approximately 4% of the then-current annual base rent.

Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for each of our properties acquired as of September 30, 2014 for each of the next 10 years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent Expiring column represents annualized rental revenue, on a straight line basis, for each lease that expires during the respective year.

Year Ending December 31,	Number of Leases Expiring	Square Feet Expiring	Total Annual Base Rent Expiring	% of Total Annual Base Rent
2014	—	—	$—	—%
2015	—	—	—	—%
2016	2	5,700	98,900	1%
2017	1	5,400	151,896	1%
2018	2	4,823	128,525	1%
2019	4	16,601	346,714	3%
2020	—	—	—	—%
2021	—	—	—	—%
2022	4	84,770	943,664	7%
2023	2	14,960	191,490	1%
2024	5	137,872	974,090	7%
Thereafter	29	434,330	10,647,645	79%
	49	704,456	$13,482,924	100%
Depreciable Tax Basis
For federal income tax purposes, the aggregate depreciable basis in the 17 properties described in this prospectus supplement is approximately $50.5 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. We currently have no plan for any significant renovations, improvements or development of the properties described in this prospectus supplement that would be an additional cost to us, and we believe the properties described in this prospectus supplement are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire. The preliminary depreciable basis in these properties is estimated, as of September 30, 2014, as follows:

Property	Depreciable Tax Basis
Dollar General — Huntington, WV	$1,168,603
United Oil Portfolio — Various	43,405,984
Burger King — Yukon, OK	1,002,773
Winn-Dixie — Amite, LA	2,556,409
Raising Cane’s — Murphy, TX	2,386,304
$50,520,073
Debt
Revolving Credit Facility
As of September 30, 2014, the Borrowing Base under the Credit Facility based on the underlying collateral pool for qualified properties was approximately $48.6 million and the amount outstanding under the Credit Facility was $48.5 million.
Amended Series C Loan
As of September 30, 2014, we had $20.0 million outstanding under the Amended Series C Loan.

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CCPT5-SUP-13